Exhibit 99.3

Amendment #2 to
Settlement Agreement Regarding the Merck Cardiome Line of Credit

This Amendment #2 (“Amendment #2”) is effective as of February 28, 2013 by and among Cardiome Pharma Corp., a  Canadian  corporation  with  offices  at 6190 Agronomy  Rd., Suite 405, Vancouver,  B.C., Canada, V6T 1Z3 ("CARDIOME"),  and Merck Sharp & Dohme Corp. (as successor in interest to the entity formerly known as Merck & Co., Inc.), a corporation organized under the laws of New Jersey with offices at One Merck Drive, Whitehouse Station, NJ 08889-0100, U.S.A. ("Merck & Co.").

WHEREAS, CARDIOME and Merck & Co. entered into a Settlement Agreement Regarding the Merck Cardiome Line of Credit dated December 10, 2012 (the “Settlement Agreement”);

WHEREAS, CARDIOME and Merck & Co. entered into an Amendment to the Settlement Agreement Regarding the Merck Cardiome Line of Credit dated December 31, 2012 (Amendment #1); and

WHEREAS, CARDIOME wishes to make a final payment to Merck & Co. of the remaining unpaid Payment Amount (as defined in the Settlement Agreement);

NOW, THEREFORE, in consideration of the mutual covenants contained herein, and for other good and valuable consideration, the parties hereto, intending to be legally bound, hereby agree as follows:

1.	Section 2. and Section 7b. of the Settlement Agreement shall be amended as follows (within underlined text indicating the amendment):

2.
Upon the earlier of: (i) the substantial completion of the Transition Activities; or (ii) March 31, 2013; (the "Payment Date"), CARDIOME shall pay US$20,000,000 on account of the total amount owing under the Promissory Note (the "Payment Amount") to Merck & Co., which sum, when paid, shall be accepted by Merck & Co. in full and final settlement of all amounts owing under the Promissory Note as of the Payment Date. The obligation to make this prepayment shall be deemed to form part of the obligations secured by the security granted to Merck & Co. by the 2009 Collaboration Agreement.  Notwithstanding the above, CARDIOME may, at CARDIOME’S option, make a single prepayment of US$7,000,000 of the Payment Amount to Merck & Co. prior to the Payment Date, it being understood that said prepayment shall be accepted by Merck & Co. in settlement of US$17,500,000 owing under the Promissory Note as of the date of such prepayment.  Furthermore, notwithstanding the above, CARDIOME may, at CARDIOME’S option, make a final prepayment of US$13,000,000 of the Payment Amount to Merck & Co. prior to the Payment Date, it being understood that said final prepayment shall be accepted by Merck & Co. in settlement of the remaining amount owing under the Promissory Note as of the date of such prepayment (namely, US$32,500,000).  For greater clarity, each $1 of prepayment shall be considered to settle $2.50 of the amount owing under the Promissory Note.

7b.
all amounts due under the Promissory Note, namely US$50,000,000, less any amount settled as a result of payments or prepayments, shall immediately become due and payable and Merck & Co. shall be entitled to pursue any and all remedies available to it under the 2009 Collaboration Agreement, the Line of Credit and the Promissory Note immediately upon termination of the Settlement Agreement, including to enforce the security granted thereunder and its rights to enforce its claims hereunder.

2.
All of the provisions of the Settlement Agreement not expressly modified by this Amendment #2, including without limitation Section 4 relating to Product and API, shall remain in full force and effect.  For the avoidance of doubt, prepayment of the remainder of the Payment Amount shall not be construed as a confirmation by either party that the Transition Activities have been substantially completed.

3.
This Amendment #2 may be signed in any number of counterparts (including by facsimile or electronic transmission), each of which shall be deemed an original, but all of which shall constitute one and the same instrument. After facsimile or electronic transmission, the parties agree to execute and exchange documents with original signatures.

IN WITNESS WHEREOF, the parties have caused this Amendment #2 to be executed by their duly authorized representatives.

Cardiome Pharma Corp.	Merck Sharp & Dohme Corp.

By: /s/ William L. Hunter	By: /s/ Richard Kender
William Hunter, M.D., Interim CEO and Director	Richard Kender, Senior Vice President, Business Development